

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

VIA U.S. MAIL AND FACSIMILE

Perry Y. Ing
Vice President and Chief Financial Officer
US Gold Corporation
99 George Street, 3rd Floor
Toronto, Ontario M5A 2N4
Canada

> **Re: US Gold Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2010**
> **Forms 10-Q for Fiscal Quarters Ended June 30, 2010 and September 30, 2010**
> **Filed August 6, 2010 and November 3, 2010**
> **File No. 1-33190**

Dear Mr. Ing:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Results of Operations, page 43

1.   Where two or more factors that contributed to material changes over the reported periods, please revise to quantify the amount of the changes contributed by each of the factors or events that you identify. For example, you state that the decrease in general and administrative expense for the year ended December 31, 2009 was primarily due to "decreases in staff and salaries, legal fees, professional fees related to tax compliance, management service fees, [etc.]" Please quantify the amount of change due to each of the reasons described.

Definitive Proxy Statement on Schedule 14A

Compensation of Directors and Executive Officers, page 13

2.   We note that your compensation committee is "presently exploring additional ways to…enhance [y]our company's compensation program and may add additional components or policies" (at page 13) in this regard. We note similar disclosure in your 2009 proxy statement. Please disclose in necessary detail these additional components or policies that your committee is examining.

3.   We note that you retained an independent consulting firm to assist in the assimilation of the companies you acquired in 2007 and that the resulting report from the firm discussed in part the "elements and mix of compensation necessary to retain…and attract new employees, including the base salary rates for various categories of employees" (at page 14). We also note that with respect to your named executive officers other than your chief executive officer, your chief executive officer "recommends the form and amount of compensation that he deems appropriate" (at page 15). Please disclose the elements cited in the report and considered by your chief executive officer, noting any overlap, in determining compensation. If these elements consist of specific financial or operational targets, please disclose them and the amount by which actually paid compensation is more or less than such targets.

Forms 10-Q for Fiscal Quarters Ended June 30, 2010 and September 30, 2010

Exhibits 31.1 and 31.2

4.   We note that you have replaced the word "registrant" with "Company" throughout the certifications and that you have deleted required paragraph 4(b) of Item 601(b)(31) of

       Regulation S-K. Please file amendments to your Forms 10-Q for Fiscal Quarters Ended June 30, 2010 and September 30, 2010 that include the entire periodic reports and new, corrected certifications that matched <u>exactly</u> the form set forth under Item 601(b)(31) of Regulation S-K.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

                        Sincerely,

                        Anne Nguyen Parker
                        Branch Chief